December 23, 2013
Via EDGAR

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ingersoll-Rand Public Limited Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 14, 2013
File No. 1-34400
Dear Ms. Blye:

This is in response to your letter dated November 22, 2013 to Michael Lamach, Chief Executive Officer of Ingersoll-Rand plc (the “Company”), relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012. Mr. Bhaumik subsequently granted the Company until December 23, 2013 to respond.

For your convenience, we have set forth the staff’s comments below followed by our responses.

General

1.
You stated in your letter to us dated November 4, 2010 that your non-U.S. subsidiaries had limited sales of your products in Sudan and Syria. We note that Mezab Marketing Ltd. identifies itself on its website as the authorized dealer of Trane air conditioners in Sudan, and Trane lists Hana Corporation on its website as its distributor in Syria. As you know, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding your contacts with Sudan and Syria since your referenced letter. Your response should describe any products, equipment, components, technology, or services you have provided into Sudan and Syria, directly or indirectly, since your referenced letter, as well as any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

As requested, our response provides information regarding our contacts with Sudan and Syria since our letter to the staff dated November 4, 2010. Our responses are based primarily on information supplied by non-U.S. subsidiaries in reply to inquiries we initiated for this purpose.

INGERSOLL-RAND PUBLIC LIMITED COMPANY
REGISTERED OFFICE: 170/175 LAKEVIEW DRIVE, SWORDS, DUBLIN IRELAND
REGISTERED IN IRELAND WITH LIMITED LIABILITY REGISTERED NUMBER: 469272
DIRECTORS: A.C. BERZIN (U.S.A.), J. BRUTON, J.L. COHON (U.S.A.), G.D. FORSEE (U.S.A.),
E.E. HAGENLOCKER (U.S.A.), C.J. HORNER (U.S.A.), M.W. LAMACH (U.S.A.),
T.E. MARTIN (U.S.A.), N. PELTZ (U.S.A.), J. P. SURMA (U.S.A.), R.J. SWIFT (U.S.A.), T.L. WHITE (U.S.A.)

The Company is a diversified manufacturing company. As noted in our letter in 2010, some of the Company’s non-U.S. subsidiaries and former non-U.S. subsidiaries have had limited sales into Sudan and Syria of a variety of products, equipment and services designed for commercial and/or residential use. The Company has no subsidiaries in Syria or Sudan. To its knowledge, the Company also does not have any agreements, commercial arrangements or other contacts with agencies or departments of the governments of Sudan or Syria or entities that are owned or controlled by agencies of the governments of Sudan or Syria. In addition, the Company has not had any such agreements, commercial arrangements or other contacts since our letter to the staff dated November 4, 2010.

U.S. laws and regulations permit certain transactions with Syria and Sudan subject to varying restrictions and requirements depending on the country. The Company has policies and procedures in place to ensure that it complies with relevant requirements such as those of the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control.

More specifically, the sales originate and are constituted as follows:

Syria: The Company’s non-U.S. subsidiaries and/or former non-U.S. subsidiaries within the following sectors have had limited sales into Syria as described below:

•	Climate Solutions – sales of indoor air conditioners and heat pump units, residential chillers and related services for those products for both commercial and residential use.

•	Industrial Technologies – sales of products, equipment and services relating to compressed air systems and industrial generators.

•	Security Technologies – sales of mechanical door looks and cylinders and related parts and hardware items and services related to such products.

Total approximate sales to Syria were $1.593 million in 2010, $192,500 in 2011, $829,600 in 2012 and $2.190 million for the nine-month period ending September 30, 2013.

Sudan: The Company’s non-U.S. subsidiaries within the following sectors have had limited sales into Sudan as described below:

•	Climate Solutions – sales of indoor air conditioners and heat pump units, residential chillers and related services for those products for both commercial and residential use.

•	Industrial Technologies – sales of products, equipment and services relating to compressed air systems and industrial generators.

Total approximate sales to Sudan were $35,400 in 2010, $1,000 in 2011, $211,700 in 2012 and none for the nine-month period ending September 30, 2013.

We do not currently have a distribution arrangement in place with Mezab Marketing Ltd. (“Mezab”), the third-party identified in the staff’s comments, although sales have been made to Mezab by certain of the Company’s non-U.S. subsidiaries in periods prior to 2011. The last shipment made to Mezab was in August 2010.

One of the Company’s non-U.S. subsidiaries has a distribution agreement in place with Hana Corporation and has made sales to Hana in each of the last three years and during 2013. This agreement is a long-standing arrangement dating back to 1986, prior to the Company’s acquisition of the Trane business. This agreement was assigned to the current non-U.S. subsidiary in 2010, and as part of the assignment the agreement was amended to include robust provisions with respect to compliance with laws and regulations. The agreement also requires Hana to comply with the Company’s International Trade and Export Policy and Procedures and the Company’s Code of Conduct for Business Partners.

The Company has analyzed its contacts with Syria and Sudan from both a qualitative and quantitative standpoint as discussed in response to the staff’s second comment below, and, for the reasons discussed in this letter, the Company does not believe that a reasonable investor would deem information about the Company’s contacts with Syria and Sudan important in making an investment decision. Accordingly, the Company has not included such information in its periodic filings.

The Company maintains a robust compliance program including policies and procedures with respect to trade and exports and is committed to conducting business in full compliance with applicable laws, rules and regulations, including but not limited to the provisions of the U.S. Export Administration Regulations, the Foreign Assets Control Regulations of the U.S. Department of Treasury and other applicable regulations. The Company has dedicated significant personnel and resources to implementing and monitoring these policies and procedures. The Company believes its contacts with Syria and Sudan comply with U.S. economic sanctions laws and regulations.

2.
Please discuss for us the materiality of any contacts with Sudan and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

The Company has analyzed its contacts with Syria and Sudan from both a qualitative and quantitative standpoint. As discussed above, total approximate sales to Syria were $1.593 million in 2010, $192,500 in 2011, $829,600 in 2012 and $2.190 million for the nine-month period ending September 30, 2013; and total approximate sales to Sudan were $35,400 in 2010, $1,000 in 2011, $211,700 in 2012 and none for the nine-month period ending September 30, 2013. The Company had total global revenue of $14,001 billion in 2010, $14,782 billion in 2011, $14,035 billion in 2012 and $10,795 billion for the nine-month period ending September 30, 2013. On a percentage basis, the combined sales revenue in Syria and Sudan as compared to the Company’s total revenue were as follows: 0.012% in 2010, 0.001% in 2011, 0.007% in 2012 and 0.020% for the nine-month period ending September 30, 2013. The Company maintains a robust compliance program including policies and procedures with respect to trade and exports and is committed to conducting business in full compliance with applicable laws, rules and regulations, including but not limited to the provisions of the U.S. Export Administration Regulations, the Foreign Assets Control Regulations of the U.S. Department of Treasury and other applicable regulations. The Company has dedicated significant personnel and resources to implementing and monitoring these policies and procedures. In the context of its overall business operations and given the Company’s focus on compliance with law, the Company believes that these limited activities by non-U.S. subsidiaries do not pose a material reputational risk or investment risk for the Company’s securityholders in either quantitative terms or in qualitative terms.

Finally, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter, or if you require additional information, please do not hesitate to contact me at 704-655-4170.

Best regards,

/s/ Susan K. Carter

Susan K. Carter
Senior Vice President and Chief Financial Officer

5